EXHIBIT 99.1
Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 2nd Quarter 2010 Financial Results

Morton Grove, IL—August 16, 2010—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of the nutritious, probiotic dairy beverage, Kefir, today reported financial results for the second quarter ended June 30, 2010. In addition, the company announced an exclusive, nationwide distribution agreement with Whole Foods to bring three flavors of their new BioKefir™ drink to all store locations.

Financial Highlights for Second Quarter 2010
•	Sales increased more than seven percent to $15,546,556
•	Increased marketing fueling organic growth
•	Working capital increased more than 11 percent to $8,682,934

Other Recent Highlights
•	Signed a 90-day exclusive distribution agreement with Whole Foods to bring three flavors of new Bio Kefir to store locations nationwide
•	Paid outstanding debt notes totaling approximately $850,000 on August 5th, six months ahead of schedule, due to strong cash flow
•	Purchased 101,476 shares during the second quarter, due to strong cash flow

For the quarter ended June 30, 2010, total sales increased more than seven percent to $15,546,556 from $14,479,429 during the same period a year ago. Total net income was $1,184,504, or $0.07 per share, compared to $2,531,905, or $0.15 per share, in the same period in 2009. This decrease in net income, of approximately 53 percent, is due largely to disallowed research and development credits from 2007 and 2008 that resulted in approximately $220,000 in additional taxes that were paid in the 2010 second quarter and represent a non-recurring expense.

Sales increased by $3,295,206, (approximately 12%) to $31,510,715 during the six month period ended June 30, 2010 from $28,215,509 during the same six-month period in 2009.  This increase is primarily attributable to increased sales and awareness of Lifeway’s flagship line, Kefir, as well as Lifeway’s kids Kefir drink, ProBugs®.

“We are pleased with our continued growth in sales as it was purely organic and not the result of new distribution,” said Edward Smolyansky, Lifeway Food Inc.’s Chief Financial Officer. “The decrease in net income was primarily driven by three factors including higher conventional milk prices, which rose about 45% from last years second quarter record lows, the payment of past taxes from disallowed R&D unit credits, and our increased advertising and marketing initiatives. We believe our marketing program is building greater awareness of the health benefits of Kefir, and is driving demand for Lifeway’s flagship line, as well as ProBugs™ Organic Kefir for kids.”

Cost of goods sold as a percentage of sales was approximately 61 percent, compared to approximately 58 percent during the same period in 2009. The increase was primarily due to a 45 percent rise in the costs for conventional milk, our largest raw material, when compared to the second quarter 2009. However, the increase represents a return to more normalized levels from the historically low prices a year ago. Gross profit decreased approximately two percent during the second quarter compared with the same period in 2009.

Operating expenses as a percentage of sales were approximately 25 percent, compared to about 21 percent during the same period in 2009. This increase is primarily attributable to increased advertising and marketing expenditures.  The company also had expenses of approximately $100,000 related to the development of it’s new BioKefir™ product line.

Total operating income decreased by $1,000,310 (approximately 32 percent) to $2,154,337, from $3,154,647 during the same period a year ago.

Net cash provided by operating activities was $2,271,542 during the six months ended June 30, 2010, which is a decrease of $1,119,173 when compared to the same period in 2009.

Interest expense during the second quarter 2010 decreased to $80,164 compared to $110,090 during the same period a year ago. This lower interest expense is primarily due to a reduction of principal in the note payable related to the February 6, 2009 Fresh Made acquisition.

Provision for income taxes for the second quarter 2010 was $1,029,688, or a 47 percent effective tax rate, compared to $623,918, or a 20 percent effective tax rate, during the same period in 2009. In addition to the higher rate, the company’s tax expense was higher due to disallowed research and development credits from 2007 and 2008 that resulted in approximately $220,000 in additional taxes being paid in the 2010 second quarter.

During the second quarter 2010, Lifeway Foods continued to strengthen its balance sheet. The company’s working capital increased more than 11 percent to $8,682,934, from $7,800,056 during the same period a year ago. The company’s current ratio remains strong at 2.0 to 1. In addition, the company reported that it paid off approximately $850,000 of its notes payable from its strong cash flow, six months ahead of schedule on August 5, 2010.

Additionally, the company reported that it repurchased 101,476 shares during the 2010 second quarter and has approximately 170,000 shares remaining in its current buy-back program. The stock buy-backs were made as a result of the company’s strong cash flow.

“We are encouraged about our progress in the third quarter, especially given the tough economic environment. We are excited about our exclusive product launch with Whole Foods as they begin to carry three flavors of our Bio Kefir in their stores nationwide. Whole Foods will have a 90-day exclusive to this product, and we expect to begin shipping by the end of August,” Smolyansky said.

About Lifeway Foods
Lifeway, recently named Fortune Small Business' 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net .

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three and Six Months Ended June 30, 2010 and 2009 (Unaudited)
and for the Year Ended December 31, 2009

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Sales	15,546,556	14,479,429	31,510,715	28,215,509

Cost of goods sold	9,273,872	7,978,110	17,892,871	16,102,691
Depreciation expense	281,220	353,654	684,595	570,428

Total cost of goods sold	9,555,092	8,331,764	18,577,466	16,673,119

Gross profit	5,991,464	6,147,665	12,933,249	11,542,390

Selling expenses	2,183,304	1,386,815	4,710,777	2,694,740
General and administrative	1,478,062	1,437,505	2,968,219	2,810,103
Amortization expense	175,761	168,698	351,521	339,388

Total Operating Expenses	3,837,127	2,993,018	8,030,517	5,844,231

Income from operations	2,154,337	3,154,647	4,902,732	5,698,159

Other income (expense):
Interest and dividend income	53,176	48,506	107,684	110,717
Rental Income	2,800	11,947	4,035	21,294
Interest expense	(80,164)	(110,090)	(176,106)	(264,473)
Loss on Disposition of Equipment	---	(2,825)	---	(2,825)
Gain (loss) on sale of marketable
securities, net	84,043	53,638	54,784	(96,152)
Total other income (expense)	59,855	1,176	(9,603)	(231,439)

Income before provision for
income taxes	2,214,192	3,155,823	4,893,129	5,466,720

Provision for income taxes	1,029,688	623,918	1,939,936	1,387,350

Net income	$1,184,504	$2,531,905	$2,953,193	$4,079,370

Basic and diluted earnings
per common share	0.07	0.15	0.18	0.24

Weighted average number of
shares outstanding	16,701,539	16,823,691	16,731,549	16,823,691

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2010 and 2009 (Unaudited)
and for the Year Ended December 31, 2009

	(Unaudited)
	June 30,		December 31,
	2010	2009	2009

Cash flows from operating activities:
Net income	$2,953,193	$4,079,370	$5,569,702
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	1,036,116	909,816	1,811,190
(Gain) Loss on sale of investments, net	(54,784)	96,152	278,474
Loss on disposition of assets	---	2,825	2,826
Deferred income taxes	(290,465)	179,796	389,754
Treasury stock issued for compensation	62,317	82,318	144,636
Decrease in allowance for doubtful accounts	---	---	(75,000)
(Increase) decrease in operating assets:
Accounts receivable	(1,780,774)	(752,978)	(612,915)
Other receivables	(92,631)	(25,416)	(7,758)
Inventories	(857,743)	(346,800)	173,419
Refundable income taxes	1,308,978	(435,205)	(475,635)
Prepaid expenses and other current assets	(29,433)	5,029	9,506
Increase (decrease) in operating liabilities:
Accounts payable	(504,764)	(440,911)	298,800
Accrued expenses	(82,791)	36,719	96,062
Accrued income taxes	604,323	---	---
Net cash provided by financing activities	2,271,542	3,390,715	7,603,061

Cash flows from investing activities:
Purchases of investments	(538,852)	(3,342,662)	(6,156,682)
Proceeds from sale of investments	1,502,724	4,127,666	6,928,321
Proceeds from redemption of certificates of deposit	102,545	---	---
Purchases of property and equipment	(1,292,741)	(714,052)	(1,766,280)
Acquisition of Fresh Made, net of cash acquired	---	(10,498,224)	(11,042,546)
Net cash used in investing activities	(226,324)	(10,427,272)	(12,037,187)

Cash flows from financing activities:
Proceeds of note payable	250,000	9,342,085	9,353,504
Checks written in excess of bank balances	504,398	---	342,976
Purchases of treasury stock	(1,418,657)	(402,947)	(905,607)
Repayment of notes payable	(1,152,876)	(1,597,063)	(4,003,588)
Net cash (used in) provided by in financing activities	(1,817,135)	7,342,075	4,787,285

Net increase in cash and cash equivalents	228,083	305,518	353,159

Cash and cash equivalents at the beginning of the period	630,407	277,248	277,248

Cash and cash equivalents at the end of the period	$858,490	$582,766	$630,407